October 25, 2019

Ren  Lacerte
Chief Executive Officer
Bill.com Holdings, Inc.
1810 Embarcadero Road
Palo Alto, California 94303

       Re: Bill.com Holdings, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 11, 2019
           CIK 0001786352

Dear Mr. Lacerte:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
October 3, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Dollar-Based Retention Rate, page 64

1. In order to provide context to your current measure, revise to provide comparative disclosure of your net dollar-based retention rate for each reported period and discuss any significant fluctuations.
 Ren  Lacerte
FirstName LastNameRen  Lacerte
Bill.com Holdings, Inc.
Comapany NameBill.com Holdings, Inc.
October 25, 2019
Page 2
October 25, 2019 Page 2
FirstName LastName
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-7

2. We note your response to prior comment 9 and that you present cash flows from the change in the customer fund deposits liability within investing activities. Please tell us the specific guidance in ASC 230 you relied upon in your determination to classify the cash flows associated with the liability as investing activities. In your response, please tell us about the nature of the underlying cash flows and if you considered alternative presentations as either operating or financing.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      James D. Evans, Esq.